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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 1)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

|_|        Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       |x|        third-party tender offer subject to Rule 14d-1.
       |_|        issuer tender offer subject to Rule 13e-4.
       |_|        going-private transaction subject to Rule 13e-3.
       |_|        amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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         This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and
Exchange Commission on January 22, 2002 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord
Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(2), which, together with the Offer to Purchase, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2002 (the "Merger Agreement"), among Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 1.         SUMMARY OF TERM SHEET
ITEM 4.         TERMS OF THE TRANSACTION, AND
ITEM 11.        ADDITIONAL INFORMATION.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

         On January 31, 2002, Parent issued a press release announcing that Inland Container Corporation I, a Delaware corporation and a wholly-owned subsidiary of Parent ("Inland Container"), had received tenders and accompanying consents from the holders of at least a majority in principal amount of each of the 9-3/8% Senior Notes due 2007, 9-3/4% Senior Notes due 2007 and 9-7/8% Senior Subordinated Notes due 2008 (together, the "Notes") of the Company in response to the previously announced tender offer and consent solicitation (the "Notes Offer") that Temple-Inland, through Inland Container, commenced on January 22, 2002, for the Notes. Parent stated that pursuant to the terms of the Notes Offer, the Consent Condition had been met, the Withdrawal Deadline with respect to Notes Offer had passed, and that accordingly, Notes that had been tendered or may be tendered may not be withdrawn. Parent indicated that the Minimum Note Condition to the Offer had not been meet as of 5:00 p.m. on January 30, 2002. A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated by reference.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(11) Text of Press Release, dated January 31, 2002, issued by
Parent.



                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TEMPLE-INLAND INC.

                               By:      /s/ M. Richard Warner
                                    --------------------------------------------
                                    Name:  M. Richard Warner
                                    Title:  Vice President and Chief
                                            Administrative Officer


                                        TEMPLE-INLAND ACQUISITION CORPORATION

                               By:  /s/ M. Richard Warner
                                  ----------------------------------------------
                                    Name:  M. Richard Warner
                                    Title:  Vice President



Date: January 31, 2002



                                                            EXHIBIT (a)(11)


            TEMPLE-INLAND RECEIVES MAJORITY TENDER AND CONSENTS
                    IN CONNECTION WITH DEBT TENDER OFFER

         AUSTIN, TEXAS, January 31, 2002 - Temple-Inland Inc. (NYSE: TIN; "Temple-Inland") announced today that as of 5:00 p.m. on January 30, 2002, Temple-Inland's wholly-owned subsidiary, Inland Container Corporation I ("Inland Container"), had received tenders and accompanying consents from the holders of at least a majority in principal amount of each of the 9-3/8% Senior Notes due 2007, 9-3/4% Senior Notes due 2007 and 9-7/8% Senior Subordinated Notes due 2008 (together, the "Notes") of Gaylord Container Corporation ("Gaylord") in response to the previously announced tender offer and consent solicitation (the "Notes Offer") that Temple-Inland, through Inland Container, commenced on January 22, 2002.

         Pursuant to the terms of the Notes Offer, the Consent Condition has now been met, and the Withdrawal Deadline with respect to Notes Offer has now passed. Accordingly, Notes that have been tendered or may be tendered may not be withdrawn.

         Gaylord intends to immediately execute supplemental indentures implementing amendments to the indentures governing the Notes, but such amendments will not become operative unless and until all validly tendered Notes are purchased in the Notes Offer. Once the proposed amendments become operative, the holders of untendered Notes will be bound thereby. In addition, the supplemental indentures for each series of Notes will provide for a specific waiver of any change of control provisions in the indentures, and such waivers will become immediately operative upon execution of the supplemental indentures.

         The Notes Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, February 19, 2002, unless extended. Closing of the Notes Offer is subject to certain customary conditions, including (i) at least two-thirds of the outstanding shares of Gaylord common stock being validly tendered and not withdrawn prior to the expiration date of the related equity offer, and (ii) at least 90% in aggregate principal amount of the outstanding Notes of each series being validly tendered and not withdrawn prior to the expiration of the Notes Offer (the "Minimum Note Tender Condition"). As of 5:00 p.m. on January 30, 2002, the Minimum Note Tender Condition had not been met.

         As previously announced, Temple-Inland and Gaylord have agreed to a merger in which Temple-Inland will acquire Gaylord through an acquisition subsidiary. Detailed information about Temple-Inland's acquisition of Gaylord is contained in Securities and Exchange Commission filings, and such filed materials are available electronically, without charge, at an Internet site maintained by the SEC - http://www.sec.gov.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.1 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         Salomon Smith Barney Inc. is acting as Dealer/Manager for the tender offer and consent solicitation and can be contacted at toll-free
(800) 558-3745. D.F. King & Co., Inc. is the Information Agent and can be contacted at toll-free (800) 549-6650 or for Bankers and Brokers only, call collect (212) 269-5550.

         This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Tempe-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its respective subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its respective subsidiaries.